Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

August 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Jeffrey Gabor

Erin Jaskot

Re:          Aridis Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 6, 2018

File No. 333-226232

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Aridis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 8, 2018 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form S-1/A Filed August 6, 2018

Business

Clinical Development Summary, page 108

1.                                      We note your statement on page 108 that AR-301 “showed a comparable safety profile to the placebo group.” Statements regarding safety are determinations that only the FDA has the authority to make. Please revise your disclosure here to eliminate any suggestion that your product candidates have been or will ultimately be determined safe or to have demonstrated safety for purposes of granting marketing approval by the FDA or comparable agency.

Response: The Company has revised the disclosure here to eliminate any suggestion that its product candidates have been or will ultimately be determined safe or to have demonstrated safety for purposes of granting marketing approval by the FDA or comparable agency.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Jeffrey Fessler

Jeffrey Fessler
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP